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March 2, 2004

To: Alberta Securities Commission
        British Columbia Securities Commission
        Manitoba Securities Commission
        Office of the Administrator, New Brunswick
        Securities Commission of Newfoundland and Labrador
        Nova Scotia Securities Commission
        Ontario Securities Commission
        Registrar of Securities, Prince Edward Island
        Commission des valeurs mobilieres du Quebec
        Securities Division, Saskatchewan Financial Services Commission
        Securities Registry, Government of the Northwest Territories
        Registrar of Securities, Government of the Yukon Territories
        Nunavut Legal Registry
        The Toronto Stock Exchange
        The New York Stock Exchange

Dear Sirs:

Subject: Notification of Meeting and Record Date

We advise the following with respect to the Annual Meeting of Shareholders of Goldcorp Inc:

1.   Name of the Reporting Issuer   :Goldcorp Inc.   .
2.   Date Fixed for the Meeting   :May 5, 2004
3.   Record Date for Notice   :March 31, 2004
4.   Record Date for Voting   :March 31, 2004
5.   Beneficial Ownership Determination Date   :March 31, 2004
6.   Classes or Series of Securities that entitle the holder
        to receive Notice of the Meeting   :Common
7.   Classes or Series of Securities that entitle the holder
        to Vote at the Meeting   :Common
8.   Business to be conducted at the Meeting   :Routine
9.   ISIN / CUSIP   :CA 380956409 7

Yours truly,

(Signed)
Gary Hyshka
Assistant Account Manager
Stock Transfer Services
(416) 263-9493
(416) 981-9800 Fax